THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON DECEMBER 11, 1996.

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       CARDIOTRONICS SYSTEMS, INCORPORATED
                                (Name of Issuer)

                     COMMON, SERIES C CONVERTIBLE PREFERRED,
                       SERIES D CONVERTIBLE PREFERRED, AND
                         SERIES E CONVERTIBLE PREFERRED
                         (Title of Class of Securities)

                                   141 601 401
                                 (CUSIP Number)

                          PAUL W. HESS, GENERAL COUNSEL
                            BALLARD MEDICAL PRODUCTS
                             12050 LONE PEAK PARKWAY
                               DRAPER, UTAH 84020
                      (Name, Address and Telephone Number
           of Person Authorized to Receive Notice and Communications)

                                DECEMBER 10, 1996
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           1.  NAME OF REPORTING PERSON.  S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON

               Ballard Acquisition Corporation, a wholly-owned subsidiary of Ballard Medical Products

           2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [ ]
           3.  SEC USE ONLY

           4.  SOURCE OF FUNDS*

               00 Capital contribution of cash by Ballard Medical
               Products, a Utah corporation

           5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

           6.  CITIZENSHIP OR PLACE OF ORGANIZATION

               Colorado

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
          WITH:

           7.  SOLE VOTING POWER

               Common                               213,256
               Series C Preferred                 2,499,422
               Series D Preferred                 2,119,828
               Series E Preferred                 6,680,172

           8.  SHARED VOTING POWER

               None

           9.  SOLE DISPOSITIVE POWER

               Common                               213,256
               Series C Preferred                 2,499,422
               Series D Preferred                 2,119,828
               Series E Preferred                 6,680,172

          10.  SHARED DISPOSITIVE POWER

               None

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON.

               Common                               213,256
               Series C Preferred                 2,499,422
               Series D Preferred                 2,119,828
               Series E Preferred                 6,680,172

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES *                                    [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Common                                  44.7%
               Series C Preferred                   90.4074%
               Series D Preferred                       100%
               Series E Preferred                       100%

          14.  TYPE OF REPORTING PERSON*

               C0

          Item 1. This Schedule 13D relates to the following classes of equity securities of the issuer, Cardiotronics Systems, Incorporated ("Cardiotronics"):

                    Common Stock; Series C Convertible Preferred
                    Stock; Series D Convertible Preferred Stock and Series E Convertible Preferred Stock

                    The principal officers of Cardiotronics are as follows:

                    President                Ronald R. Bromfield
                                             1809 Sienna Canyon Drive
                                             Encinitas, CA  92024

                    Vice President,          Tim J. Way
                    Quality Assurance        2066 Fairhope Loop
                    And Secretary            Vista, CA  92083

                    Vice President,          Scott P. Youngstrom
                    Finance and Admin.,      208 East Glaucus
                    and Treasurer            Leucadia, CA  92024

          Item 2.   Ballard Acquisition Corporation ("BAC") is a
                    Colorado corporation.  It was incorporated
                    December 2, 1996. Its principal business and office address is as follows:

                         Ballard Acquisition Corporation
                         12050 Lone Peak Parkway
                         Draper, Utah  84020

                    BAC is a wholly-owned subsidiary of Ballard
                    Medical Products, a Utah corporation ("BMP").

                    During the last five years, neither BAC nor BMP has been convicted in any criminal proceeding.

                    During the last five years, neither BAC nor BMP has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding either entity became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3. Effective December 10, 1996, BAC entered into Stock Purchase Agreements for the purchase of the shares of capital stock of Cardiotronics shown in the cover page of this Schedule 13D. The effective purchase price is $3.75 per share of Common Stock or equivalent thereof.

                    The source of funds used and to be used in making the purchases is a capital contribution to BAC by BMP, from BMP's cash reserves.

          Item 4. The purpose of the acquisition of Cardiotronics' shares by BAC is to acquire eventually 100% of all classes of outstanding shares of Cardiotronics. BAC intends to convert a sufficient portion of the Cardiotronics convertible preferred stock into common stock, to enable BAC to effect a merger of BAC into Cardiotronics, with Cardiotronics as the surviving corporation pursuant to Section 7-111-104 of the Colorado Business Corporation Act (the "Act"). That law allows a parent corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation to effect such a merger without seeking the approval of the shareholders of the subsidiary corporation (here, Cardiotronics).

                    Also effective December 10, 1996, Cardiotronics entered into a Merger Agreement with BMP and BAC, pursuant to which BAC intends to effect this "short-form" merger within the next 60 days. This will include the giving to remaining shareholders of Cardiotronics the right to dissent, pursuant to
                    Section 7-113-101, et. seq. of the Act.

                    Immediately following the execution and closing under the Stock Purchase Agreements, certain directors and executive officers of Cardiotronics resigned their positions. The following directors resigned:

                         Ronald R. Bromfield
                         Bruno T. Bisceglia, Jr.
                         Richard B. Emmitt
                         Elizabeth H. Weatherman
                         David L. Schlotterbeck

                    BMP and BAC intend to ask the remaining directors, Robert S. Grimes and Tim J. Way to appoint the following replacement directors, to fill the vacancies created by the above-mentioned resignations:

                         Dale H. Ballard
                         Harold R. ("Butch") Wolcott
                         E. Martin Chamberlain, Jr.
                         Kenneth R. Sorenson
                         Paul W. Hess

                    All of these replacement directors are executive officers of BMP.

                    Upon consummation of the merger, it is intended that the securities of Cardiotronics will be delisted from NASDAQ and that registration of Cardiotronics stock will be terminated.

          Item 5. BAC owns, beneficially and of record, all of the shares of capital stock of Cardiotronics listed in box 7 of the cover page to this Schedule 13D. All of said shares were acquired on December 10, 1996. BMP owns directly no shares of Cardiotronics.

          Item 6.   BMP and BAC are both parties to the Merger
                    Agreement with Cardiotronics.

          Item 7.   The following exhibits are filed herewith:

                    Exhibit 1           Stock Purchase Agreement

                    Exhibit 2           Stock Purchase Agreement with
                                        SO-CAL Partners

                    Exhibit 3           Merger Agreement

                                          SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state is true, complete and correct.

          Date:  December 10, 1996           BALLARD ACQUISITION
                                             CORPORATION
                                             a Colorado corporation

                                             By:  Kenneth R. Sorenson
                                             Its: Treasurer


                                   STOCK PURCHASE AGREEMENT

               This Stock Purchase Agreement (this "Agreement") is made and entered into as of the time on December 10, 1996 which all parties hereto have executed and delivered this Agreement ("Closing Time"), by and among the undersigned selling stockholders (individually, "Seller" or collectively, "Sellers"), Ballard Acquisition Corporation, a Colorado corporation, all of whose capital stock is owned directly by Ballard Medical Products ("Buyer"), and Ballard Medical Products, a Utah corporation ("Ballard Medical"), with respect to the following facts:

               A. Sellers own shares of the outstanding common stock and preferred stock of Cardiotronics Systems, Inc., a Colorado corporation (the "Company"), as set forth on Exhibit A.

               B. Sellers desire to sell all of their respective shares of stock of the Company (the "Shares") to Buyer, and Buyer is willing to purchase the Shares from each Seller, all upon the terms and conditions contained herein.

               NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein, the parties hereto agree as follows:

               1. PURCHASE AND SALE OF STOCK. At the Closing Time, each Seller hereby sells to Buyer, and Buyer hereby purchases from each Seller, the number of Shares set forth on Exhibit A, at an effective price of Three Dollars and Seventy-Five Cents ($3.75) per share of Common Stock (assuming conversion of all shares of Preferred Stock), as more specifically set forth on Exhibit A ("Purchase Price"). The Purchase Price shall be paid to each Seller by cashier's check or wire transfer in accordance with the schedule set forth on Exhibit A. Concurrently herewith, each Seller shall deliver to Buyer the certificate representing the Shares together with a duly executed irrevocable stock power with signature guaranteed.
          Execution of this Agreement by Sellers, Buyer and Ballard Medical hereby acknowledges receipt of the certificate and irrevocable stock power.

               2. REPRESENTATIONS AND WARRANTIES OF SELLER. Each Seller, severally and not jointly, hereby represents and warrants to Company, Buyer and Ballard Medical that:

                    2.1  Seller has full power and authority to
          execute and deliver this Agreement and to perform his or its obligations hereunder. This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

                    2.2 The execution and delivery of this Agreement and the performance by Seller of his or its obligations hereunder will not conflict with, violate or constitute a default (with or without the giving of notice, lapse of time or both) under (i) if Seller is a corporation, its certificate or articles of incorporation, bylaws or similar organizational documents, (ii) if Seller is a partnership, its partnership agreement or similar organizational documents, (iii) if Seller is a trust, its trust agreement or similar organizational documents, or (iv) any note, mortgage, lease agreement, bond, indenture, instrument, license, franchise or permit, order, judgment, writ or decree, which conflict, violation or default will, in the case of this clause, have a material adverse effect on Company's business, the transactions contemplated by the Merger Agreement by and among Company, Buyer and Ballard Medical ("Merger
          Agreement") or Seller's ability to perform his or its obligations hereunder.

                    2.3  No consent or approval by, notice to or
          registration with, any governmental or administrative authority or board or third party is required on the part of Seller in connection with the execution and delivery by Seller of this Agreement or the performance by Seller of his or its obligations hereunder, except for consents, approvals, notices or registrations that will not individually, or in the aggregate, have a material adverse effect on Company's business, the transactions contemplated by the Merger Agreement or Seller's ability to perform his or its obligations hereunder.

                    2.4  As of the Closing Time, Seller's only
          ownership of, or interest in, Company common stock or preferred stock or any other equity securities of Company consists solely of the interests described in Exhibit A hereto (the "Securities"). The undersigned has good title to the Securities, and such Securities are owned by the undersigned free and clear of any lien, claim, charge, encumbrance, security interest, title defect or other restriction (other than restrictions on transfer imposed by federal or state securities laws).

                    2.5 To the knowledge of Seller, the Securities acquired by Seller from Company were issued and sold to Seller in compliance with the registration requirements of the Securities Act of 1933, as amended ("Securities Act"), and applicable state securities laws. The Securities are not subject to any voting trust or voting agreement.

                    2.6 Seller has discussed the tax consequences of this Agreement with his or its counsel or tax advisor to the extent Seller deemed necessary.

               3.   REPRESENTATIONS AND WARRANTIES OF BUYER AND
          BALLARD MEDICAL. Buyer and Ballard Medical hereby represent and warrant to each Seller as follows:

                    3.1 Corporate Organization; Due Authorization and Validity of Agreement. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Colorado, and Ballard Medical is a corporation duly organized, validly existing and in good standing under the laws of Utah. Both Buyer and Ballard Medical have all requisite corporate power and authority to enter into this Agreement and the Merger Agreement and to carry out its obligations under this Agreement and the Merger Agreement.
          The execution and delivery of this Agreement by Buyer and Ballard Medical and the performance of the obligations of Buyer and Ballard Medical hereunder have been duly authorized by all necessary corporate action by the respective Board of Directors of Buyer and Ballard Medical, and no other corporate proceedings on the part of Buyer or Ballard Medical are necessary to authorize such execution, delivery and performance. This Agreement has been duly executed by Buyer and Ballard Medical and constitutes their legal, valid and binding obligation, enforceable against Buyer and Ballard Medical in accordance with its terms.

                    3.2 No Conflict or Violation. The execution, delivery and performance by Buyer and Ballard Medical of this Agreement do not and will not violate or conflict with any provision of the charter documents or by-laws of Buyer or Ballard Medical and do not and will not violate any provision of law, or any order, judgment or decree of any court or other governmental or regulatory authority, nor violate nor will result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which Buyer or Ballard Medical is a party or by which it is bound or to which any of its properties or assets is subject, which conflict, violation or default will, in the case of this clause, have a material adverse effect on Buyer's or Ballard Medical's business, the transactions contemplated by the Merger Agreement or Buyer's or Ballard Medical's ability to perform their respective obligations hereunder.

                    3.3  Investment Intent.  The Shares will be
          acquired hereunder solely for the account of Buyer for investment purposes only and not with a view to or for sale in connection with any distribution of the securities of the Company and will not be sold or transferred by Buyer except in compliance with the Securities Act and applicable state law.

               4. RESIGNATION OF DIRECTORS. As of the Closing Time, each Seller who is a director of the Company shall submit his resignation from the board of directors of Company;
          provided, however, that Robert S. Grimes and Tim J. Way shall not submit their resignations and shall remain on the board of directors.

               5. FURTHER ASSURANCES. Each of the parties hereto agrees to use its best efforts at its own expense to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

               6. INDEMNIFICATION. The parties shall indemnify each other as set forth below:

                    6.1 Indemnification by Seller. Each Seller, severally and not jointly, shall indemnify, defend and hold harmless Buyer, the Company, and Ballard Medical from and against all claims, losses, damages, liabilities and expenses (including without limitation attorneys' fees, settlement costs and any legal or other expenses for investigation or defending any actions or threatened actions) asserted against, imposed upon or incurred by Buyer, the Company, or Ballard Medical in connection with, on account of, or as a result of (i) any misrepresentations or breach of any of the representations and warranties made by such Seller herein, or (ii) the breach of any agreement or obligation of such Seller contained herein.

                    6.2 Indemnification by Buyer and Ballard Medical. Buyer and Ballard Medical, jointly and severally, shall indemnify, defend and hold harmless each Seller from and against all claims, losses, damages, liabilities and expenses (including without limitation attorneys' fees, settlement costs and any legal or other expenses for investigation or defending any actions or threatened actions) asserted against, imposed upon or incurred by such Seller in connection with, on account of, or as a result of
          (i) any misrepresentations or breach of any of the representations and warranties made by Buyer or Ballard Medical herein, or (ii) the breach of any covenant, agreement or obligation of Buyer or Ballard Medical contained herein.

               7.   LOANS, EMPLOYMENT AND INTERESTS.

                    7.1 Except for the loans set forth on Exhibit B hereto ("Loans") and the employment agreements set forth on Exhibit C hereto ("Employment Agreement"), neither the Company nor any of its subsidiaries is indebted to any Seller, and, except for the Loans (and interest accrued in respect thereof) and Employment Agreement, no Seller shall make any claim against the Company or any of its subsidiaries for any other indebtedness or obligation. The principal and accrued interest owed under the Loans as of the date hereof by the Company to each Seller are as set forth on Exhibit B. Except for its rights pursuant to the terms of the Loans and Employment Agreements and any rights which each Seller has pursuant to the terms of the Securities, each Seller acknowledges that it owns no rights or interest in any of the assets of the Company or any of its subsidiaries.

                    7.2 Effective upon the Closing Time, each Seller, severally and not jointly, irrevocably, unconditionally and completely releases and forever discharges Company, Buyer and Ballard Medical, and their officers and directors, from any claim, controversy, demand, right, obligation, liability, and cause of action of every kind and nature (collectively, a "Claim") arising out of or relating to Seller's ownership interest in Company; provided, however, that this release shall not relate to (i) any Claim of Seller arising out of or relating to a breach of this Agreement, (ii) any Claim of Seller under any Loans not paid in full in cash on the Closing
          Time, (iii) any Claim of Seller under any Employment
          Agreements, or (iv) if Seller is an officer or director of Company or any subsidiary of Company, any Claim to indemnification under (1) any agreement between Seller and Company or any such subsidiary, (2) Company's or such subsidiary's certificate of incorporation or bylaws, or (3) any insurance policy maintained by or on behalf of Company or any such subsidiary.

               8.   MISCELLANEOUS.

                    8.1 NOTICES. All notices or other communications required or permitted hereunder shall be given in writing and shall be deemed sufficient if delivered by hand, telecopied, or mailed by registered or certified mail, postage prepaid (return receipt requested), to each Seller at the address set forth on Exhibit A, to Buyer and Ballard Medical to Ballard Medical Products, Dale H. Ballard, President, 12050 Lone Peak Parkway, Draper, Utah 84020, with a copy to Paul Hess, Esq., 12050 Lone Peak Parkway, Draper, Utah 84020, or such other address as shall be furnished in writing by such party, and any such notice or communication shall be effective and be deemed to have been given as of the date so delivered or telecopied or three days after the date so mailed; provided, however, that any notice or communication changing any of the addresses set forth above shall be effective and deemed given only upon its receipt.

                    8.2 ASSIGNMENT. Neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties.

                    8.3 PARTIES BOUND AND BENEFITTED. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

                    8.4 ENTIRE AGREEMENT. This Agreement together with the other agreements referred to herein embodies the entire agreement and understanding of the parties with respect to the transactions contemplated hereby and supersedes all prior written or oral commitments, arrangements or understandings with respect thereto. There are no restrictions, agreements, promises, warranties, covenants or undertakings with respect to the transactions contemplated hereby other than those expressly set forth herein.

                    8.5 ATTORNEYS' FEES. In any legal proceeding arising out of this Agreement, including with respect to any instrument, document or agreement made under or in connection with this Agreement, the prevailing party shall be entitled to recover its costs and attorneys' fees.

                    8.6 HEADINGS. The section headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

                    8.7 SEVERABILITY. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected thereby. To the extent permitted by applicable law, each party waives any provision of law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

                    8.8 COUNTERPARTS; FACSIMILE SIGNATURES. This Agreement may be executed in two or more counterparts, any of which counterparts may be executed by facsimile signatures, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

                    8.9 INDEPENDENT COUNSEL. The parties hereto each acknowledge that they have been represented by, or have been given the opportunity to be represented by, independent counsel of their choosing.

                    8.10 SURVIVAL OF PROVISIONS. The respective representations, warranties, covenants and agreements of each of the parties to this Agreement shall survive the Closing Time and the consummation of the transactions contemplated by this Agreement.

                    8.11 PUBLICITY. Neither Seller, Buyer nor Ballard Medical shall, or shall permit any of its subsidiaries or affiliates to, issue or cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated hereby without the consent of the other parties, which consent shall not be unreasonably withheld.

                    Notwithstanding the foregoing, in the event any such press release or announcement is required by law or stock exchange regulation to be made by the party proposing to issue the same, consent shall not be required but such party shall use its best efforts to consult in good faith with the other parties prior to the issuance of any such press release or announcement.

                                           Exhibit A

                                            SELLERS

           SHAREHOLDER           SHARES                     PURCHASE PRICE

           Elizabeth H.          2,000,000 shares of         $9,375,000.00
           Weatherman            Series C Preferred Stock
           Warburg, Pincus       (convertible into 500,000
           Investors, L.P.       shares of Common Stock);
           466 Lexington Ave.
           New York, NY 10017    1,319,828 shares of
                                 Series D Preferred Stock
                                 (convertible into 329,957
                                 shares of Common Stock);

                                 6,680,172 shares of
                                 Series E Preferred Stock
                                 (convertible into
                                 1,670,043 shares of
                                 Common Stock)


           Vertical Fund         45,578 shares of Common     $1,359,375.00
           Associates, L.P.      Stock;
           18 Bank Street
           Summit, NJ 07901      467,689 shares of Series
                                 C Preferred Stock
                                 (convertible into 116,922
                                 shares of Common
                                 Stock);

                                 800,000 shares of Series
                                 D Preferred Stock
                                 (convertible into 200,000
                                 shares of Common
                                 Stock)

           Robert S. Grimes      1,250 shares of Common          $4,687.50
           5966 La Place Court   Stock
           Carlsbad, CA 92008

           Bruno Bisceglia, Jr.  20,500 shares of Common        $76,875.00
           5966 La Place Court   Stock
           Carlsbad, CA 92008

           Tim J. Way            22,500 shares of Common        $84,375.00
           5966 La Place Court   Stock
           Carlsbad, CA 92008

           Stephen D. Baska      18,167 shares of Series C      $17,032.50
           c/o Vertical Fund     Preferred Stock
           Associates, L.P.      (convertible into 4,542
           18 Bank Street        shares of Common Stock)
           Summit, NJ 07901

           Paula Peterson-       13,566 shares of Series C      $12,716.25
           Runnells              Preferred Stock
           c/o Vertical Fund     (convertible into 3,391
           Associates, L.P.      shares of Common Stock)
           18 Bank Street
           Summit, NJ 07901

                TOTAL            2,914,683 shares of        $10,930,061.75
                                 Common Stock

                                      Wire Instructions:

          Warburg, Pincus Investors, L.P.

          Chase Manhattan Bank
          270 Park Avenue
          NY, NY 10017
          ABA # 021-000-021
          For credit to Warburg, Pincus Investors, L.P.
          Account # 144-0-45515

          Vertical Fund Associates, L.P.
          (Proceeds of Series D Preferred Stock: $750,000.00)

          Citibank
          New York, NY
          ABA # 021000089
          For the account of Morgan Stanley & Co., Inc.
          Account No. 38890774
          for further credit to the account of Vertical Fund
          Associates Sub-Account
          Account No. 038-03197

          Vertical Fund Associates, L.P.
          (Proceeds of Series C Preferred Stock and Common Stock:
          $609,375.00)

          Citibank
          New York, NY
          ABA # 021000089
          For the account of Morgan Stanley & Co., Inc.
          Account No. 38890774
          for further credit to the account of Vertical Fund
          Associates, L.P.
          Account No. 038-03195

          Stephen Baska:

          Chase Manhattan Bank, NA
          ABA number 021000021
          For the account of United States Trust Company of New York Account number 920-1-073195
          For further credit to the account of Stephen D. Baska
          Account number 6186122

          Paula Peterson-Runnells:

          Northern Trust Co., Chicago, IL
          ABA number 071000152
          For the account of Piper Jaffray, Inc.
          Account number 89643
          for further credit to the account of Paula P. Runnells account number 120-629922-565

                                           Exhibit B

                                             LOANS

           PAYEE                 OBLIGATION            OUTSTANDING BALANCE

           Warburg, Pincus       March 19, 1996                $458,947.44
           Investors, L.P.       Demand Note
           466 Lexington
           Avenue, New York, NY  December 27, 1995             $465,910.38
           10017                 Demand Note

           Wire Instructions:    November 15, 1995             $469,391.85
                                 Demand Note
           Chase Manhattan
           Bank, 270 Park        October 30, 1995              $931,772.23
           Avenue, New York, NY  Demand Note
           10017
           ABA #021000021                              Total $2,326,021.90
           For credit to
           Warburg, Pincus
           Investors, L.P.
           Account
           #144-0-45515


           Vertical Fund         March 19, 1996                 $66,524.78
           Associates, L.P.      Demand Note
           18 Bank Street
           Summit, NJ 07901      December 28, 1995              $67,521.76
                                 Demand Note
           Wire
           Instructions:         November 15, 1995              $68,038.71
                                 Demand Note
           Citibank
           New York, NY          October 30, 1995              $135,061.10
           ABA #021000089        Demand Note
           For the account of                            Total $337,146.35
           Morgan Stanley &
           Co., Inc.
           Account #38890774
           for further credit
           to the account
           of Vertical Fund
           Associates, L.P.
           Account
           #038-03195


                                           Exhibit C

                                     EMPLOYMENT AGREEMENTS


               Employee                      Title

               Bruno Bisceglia               V.P. - Key Accounts


                            STOCK PURCHASE AGREEMENT

               This Stock Purchase Agreement (this "Agreement") is made and entered into as of the time on December 10, 1996 which all parties hereto have executed and delivered this Agreement ("Closing Time"), by and among SO-CAL PARTNERS, L.P., a Georgia limited partnership ("Seller"), Ballard Acquisition Corporation, a Colorado corporation, all of whose capital stock is owned directly by Ballard Medical Products ("Buyer"), and Ballard Medical Products, a Utah corporation ("Ballard"), with respect to the following facts:

               A.   Seller owns 123,428 shares of the outstanding
          Common Stock of Cardiotronics Systems, Inc., a Colorado corporation (the "Company").

               B. Seller desires to sell all of its shares of Common Stock of the Company (the "Shares") to Buyer, and Buyer is willing to purchase the Shares from Seller, all upon the terms and conditions contained herein.

               NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein, the parties hereto agree as follows:

               1. PURCHASE AND SALE OF STOCK. At the Closing Time, Seller hereby sells to Buyer, and Buyer hereby purchases from Seller, all of its Shares at an effective price of Three Dollars and Seventy-Five Cents ($3.75) per share ("Purchase Price"). The Purchase Price shall be paid to Seller by cashier's check in the amount of One Thousand Dollars ($1,000.00) and execution and delivery of a promissory note in favor of Seller in the amount of $461,855.00, with terms and conditions satisfactory to Buyer and Seller ("Promissory Note"). Concurrently herewith, Seller shall deliver to Buyer the certificate representing the Shares together with a duly executed irrevocable stock power with signature guaranteed. Execution of this Agreement by Seller, Buyer and Ballard Medical hereby acknowledges receipt of the Promissory Note, certificate and irrevocable stock power.

               2. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby represents and warrants to Company, Buyer and Ballard Medical that:

                    2.1  Seller has full power and authority to
          execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

                    2.2 The execution and delivery of this Agreement and the performance by Seller of its obligations hereunder will not conflict with, violate or constitute a default (with or without the giving of notice, lapse of time or both) under its partnership agreement or similar organizational documents or any note, mortgage, lease agreement, bond, indenture, instrument, license, franchise or permit, order, judgment, writ or decree, which conflict, violation or default will, in the case of this clause, have a material adverse effect on Company's business, the transactions contemplated by the Merger Agreement by and among Company, Buyer and Ballard Medical ("Merger Agreement") or Seller's ability to perform its obligations hereunder.

                    2.3  No consent or approval by, notice to or
          registration with, any governmental or administrative authority or board or third party is required on the part of Seller in connection with the execution and delivery by Seller of this Agreement or the performance by Seller of its obligations hereunder, except for consents, approvals, notices or registrations that will not individually, or in the aggregate, have a material adverse effect on Company's business, the transactions contemplated by the Merger Agreement or Seller's ability to perform its obligations hereunder.

                    2.4  As of the Closing Time, Seller's only
          ownership of, or interest in, Company common stock or preferred stock or any other equity securities of Company consists solely of 123,428 Shares of Common Stock (the "Securities"). The undersigned has good title to the Securities, and such Securities are owned by the undersigned free and clear of any lien, claim, charge, encumbrance, security interest, title defect or other restriction (other than restrictions on transfer imposed by federal or state securities laws).

                    2.5 To the knowledge of Seller, the Securities acquired by Seller from Company were issued and sold to Seller in compliance with the registration requirements of the Securities Act of 1933, as amended ("Securities Act"), and applicable state securities laws. The Securities are not subject to any voting trust or voting agreement.

                    2.6 Seller has discussed the tax consequences of this Agreement with his or its counsel or tax advisor to the extent Seller deemed necessary.

               3.   REPRESENTATIONS AND WARRANTIES OF BUYER AND
          BALLARD MEDICAL. Buyer and Ballard Medical hereby represent and warrant to Seller as follows:

                    3.1 CORPORATE ORGANIZATION; DUE AUTHORIZATION AND VALIDITY OF AGREEMENT. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Colorado, and Ballard Medical is a corporation duly organized, validly existing and in good standing under the laws of Utah. Both Buyer and Ballard Medical have all requisite corporate power and authority to enter into this Agreement and the Merger Agreement and to carry out its obligations under this Agreement and the Merger Agreement. The execution and delivery of this Agreement by Buyer and Ballard Medical and the performance of the obligations of Buyer and Ballard Medical hereunder have been duly authorized by all necessary corporate action by the respective Board of Directors of Buyer and Ballard Medical, and no other corporate proceedings on the part of Buyer or Ballard Medical are necessary to authorize such execution, delivery and performance. This Agreement has been duly executed by Buyer and Ballard Medical and constitutes their legal, valid and binding obligation, enforceable against Buyer and Ballard Medical in accordance with its terms.

                    3.2 NO CONFLICT OR VIOLATION. The execution, delivery and performance by Buyer and Ballard Medical of this Agreement do not and will not violate or conflict with any provision of the charter documents or by-laws of Buyer or Ballard Medical and do not and will not violate any provision of law, or any order, judgment or decree of any court or other governmental or regulatory authority, nor violate nor will result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which Buyer or Ballard Medical is a party or by which it is bound or to which any of its properties or assets is subject, which conflict, violation or default will, in the case of this clause, have a material adverse effect on Buyer's or Ballard Medical's business, the transactions contemplated by the Merger Agreement or Buyer's or Ballard Medical's ability to perform their respective obligations hereunder.

                    3.3  INVESTMENT INTENT.  The Shares will be
          acquired hereunder solely for the account of Buyer for investment purposes only and not with a view to or for sale in connection with any distribution of the securities of the Company and will not be sold or transferred by Buyer except in compliance with the Securities Act and applicable state law.

               4.   RESIGNATION OF  DIRECTORS.  As of the Closing
          Time, Richard B. Emmitt shall submit his resignation from the board of directors of Company.

               5. FURTHER ASSURANCES. Each of the parties hereto agrees to use its best efforts at its own expense to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

               6. INDEMNIFICATION. The parties shall indemnify each other as set forth below:

                    6.1 INDEMNIFICATION BY SELLER. Seller shall indemnify, defend and hold harmless Buyer, the Company, and Ballard Medical from and against all claims, losses, damages, liabilities and expenses (including without limitation attorneys' fees, settlement costs and any legal or other expenses for investigation or defending any actions or threatened actions) asserted against, imposed upon or incurred by Buyer, the Company, or Ballard Medical in connection with, on account of, or as a result of (i) any misrepresentations or breach of any of the representations and warranties made by Seller herein, or (ii) the breach of any agreement or obligation of Seller contained herein.

                    6.2 INDEMNIFICATION BY BUYER AND BALLARD MEDICAL. Buyer and Ballard Medical, jointly and severally, shall indemnify, defend and hold harmless Seller from and against all claims, losses, damages, liabilities and expenses (including without limitation attorneys' fees, settlement costs and any legal or other expenses for investigation or defending any actions or threatened actions) asserted against, imposed upon or incurred by Seller in connection with, on account of, or as a result of (i) any misrepresentations or breach of any of the representations and warranties made by Buyer or Ballard Medical herein, or
          (ii) the breach of any covenant, agreement or obligation of Buyer or Ballard Medical contained herein.

               7.   LOANS, EMPLOYMENT AND INTERESTS.

                    7.1  Neither the Company nor any of its
          subsidiaries is indebted to Seller, and Seller shall not make any claim against the Company or any of its subsidiaries for any indebtedness or obligation. Seller acknowledges that it owns no rights or interest in any of the assets of the Company or any of its subsidiaries.

                    7.2  Effective upon the Closing Time, Seller
          irrevocably, unconditionally and completely releases and forever discharges Company, Buyer and Ballard Medical, and their officers and directors, from any claim, controversy, demand, right, obligation, liability, and cause of action of every kind and nature (collectively, a "Claim") arising out of or relating to Seller's ownership interest in Company; PROVIDED, HOWEVER, that this release shall not relate to any Claim of Seller arising out of or relating to a breach of this Agreement.

               8.   MISCELLANEOUS.

                    8.1 NOTICES. All notices or other communications required or permitted hereunder shall be given in writing and shall be deemed sufficient if delivered by hand, telecopied, or mailed by registered or certified mail, postage prepaid (return receipt requested), to Seller at SO-CAL PARTNERS, L.P., c/o Theodore Holstein, M.D., 2259 Warmouth Street, San Pedro, CA 90732, to Buyer and Ballard Medical, to Ballard Medical Products, Dale H. Ballard, President, 12050 Lone Peak Parkway, Draper, Utah 84020, with a copy to Paul Hess, Esq., 12050 Lone Peak Parkway, Draper, Utah 84020, or such other address as shall be furnished in writing by such party, and any such notice or communication shall be effective and be deemed to have been given as of the date so delivered or telecopied or three days after the date so mailed; PROVIDED, HOWEVER, that any notice or communication changing any of the addresses set forth above shall be effective and deemed given only upon its receipt.

                    8.2 ASSIGNMENT. Neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties.

                    8.3 PARTIES BOUND AND BENEFITTED. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

                    8.4 ENTIRE AGREEMENT. This Agreement together with the other agreements referred to herein embodies the entire agreement and understanding of the parties with respect to the transactions contemplated hereby and supersedes all prior written or oral commitments, arrangements or understandings with respect thereto. There are no restrictions, agreements, promises, warranties, covenants or undertakings with respect to the transactions contemplated hereby other than those expressly set forth herein.

                    8.5 ATTORNEYS' FEES. In any legal proceeding arising out of this Agreement, including with respect to any instrument, document or agreement made under or in connection with this Agreement, the prevailing party shall be entitled to recover its costs and attorneys' fees.

                    8.6 HEADINGS. The section headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

                    8.7 SEVERABILITY. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected thereby. To the extent permitted by applicable law, each party waives any provision of law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

                    8.8 COUNTERPARTS; FACSIMILE SIGNATURES. This Agreement may be executed in two or more counterparts, any of which counterparts may be executed by facsimile signatures, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

                    8.9 INDEPENDENT COUNSEL. The parties hereto each acknowledge that they have been represented by, or have been given the opportunity to be represented by, independent counsel of their choosing.

                    8.10 SURVIVAL OF PROVISIONS. The respective representations, warranties, covenants and agreements of each of the parties to this Agreement shall survive the Closing Time and the consummation of the transactions contemplated by this Agreement.

                    8.11 PUBLICITY. Neither Seller, Buyer nor Ballard Medical shall, or shall permit any of its subsidiaries or affiliates to, issue or cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated hereby without the consent of the other parties, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, in the event any such press release or announcement is required by law or stock exchange regulation to be made by the party proposing to issue the same, consent shall not be required but such party shall use its best efforts to consult in good faith with the other parties prior to the issuance of any such press release or announcement.

               IN WITNESS WHEREOF, the parties hereto executed this Agreement as of the time, day and year first above written.

          SO-CAL PARTNERS, L.P.         BALLARD MEDICAL PRODUCTS

          By:  Theodore Holstein,       By:  Dale H. Ballard,
               General Partner               President

                                        BALLARD ACQUISITION
                                        CORPORATION

                                        By:  Dale H. Ballard,
                                             President


                                MERGER AGREEMENT

               This   Merger Agreement   (hereinafter  called  this
          "Agreement"), dated as of the 10th day of December, 1996 ("Closing Date") by and among Ballard Medical Products, a
          Utah corporation  ("Ballard"),   Ballard Acquisition
          Corporation, a Colorado corporation, all of whose capital stock is owned directly by Ballard ("Merger Sub"), and Cardiotronics Systems, Incorporated, aka Cardiotronics Systems, Inc., a Colorado corporation ("Cardiotronics").

                Stock  Purchase  Agreements   have  been executed by
          and among Ballard, Merger Sub, and certain stockholders of Cardiotronics, whereby Merger Sub has purchased over ninety percent (90%) of the outstanding shares of Cardiotronics ("Stock Purchase Agreement").

               The Boards of Directors of Ballard, Merger Sub and Cardiotronics deem it advisable for the mutual benefit of Ballard, Merger Sub and Cardiotronics, and their respective shareholders, that Ballard acquire Cardiotronics by the merger of Merger Sub into
          Cardiotronics   under  the terms and conditions hereinafter
          set forth (the "Merger"), and have adopted resolutions authorizing the transactions contemplated by this Agreement.

                Ballard, the sole shareholder of Merger Sub, deems it advisable and in its best interest for Ballard to acquire Cardiotronics by the Merger, and has adopted resolutions authorizing the transactions contemplated by this Agreement.

               In consideration of the premises and of the mutual agreements, representations, warranties and covenants contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

                                    ARTICLE I

                                   THE MERGER

               Section 1.1 ACTIONS TO BE TAKEN. Subject to the terms and conditions of this Agreement, including the fulfillment (or waiver) of all conditions to the obligations of the parties contained herein, at the Effective Time (as hereinafter defined) and pursuant to Title 7 of the Colorado Revised Statutes (the "Colorado Statutes"), the following shall occur:

                    (a) Merger Sub shall be merged with and into Cardiotronics, which shall be the surviving corporation (the "Surviving Corporation"). The separate existence and corporate organization of Merger Sub shall cease at the
          Effective Time, and thereupon  Cardiotronics and   Merger
          Sub shall be a single corporation, the name of which shall be "Cardiotronics."

                    (b) At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the Colorado Statutes. Without limiting the generality of the foregoing, at the Effective Time, all the property,
          right, privileges, powers and franchises of   Cardiotronics
          and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities, obligations, restrictions, disabilities and duties of Cardiotronics and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

                    (c)  The Articles of Incorporation of
          Cardiotronics shall be and remain the articles of incorporation of the Surviving Corporation until amended as provided by law.

                    (d) The By-Laws of Cardiotronics shall be and remain the by-laws of the Surviving Corporation until amended, as provided by law or by the articles of incorporation or the by- laws of the Surviving Corporation.

                    (e) The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors for the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation, and the officers of Cardiotronics immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

          As soon as practicable after the execution of this Agreement, Articles of Merger or such other documents as are necessary, properly approved and executed in accordance with the Colorado Statutes (the "Articles of Merger"), shall be filed with the Secretary of State of the State of Colorado. The Merger shall become effective when the Articles of Merger are so filed. (The date and time when the Merger becomes effective is referred to in this Agreement as the "Effective Time".)

               Section 1.2 COMMON STOCK OF SURVIVING CORPORATION. At the Effective Time, each issued and outstanding share of common stock of Merger Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

               Section 1.3  CONVERSION OR CANCELLATION OF
          CARDIOTRONICS COMMON STOCK AND CARDIOTRONICS PREFERRED STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

                    (a) Any shares of Cardiotronics' common stock, par value $0.012 per share ("Cardiotronics Common Stock"), and any shares of Cardiotronics Class B Preferred Stock, par value $0.03 per share, Class C preferred stock, par value $0.03 per share, Class D preferred stock, par value $0.03 per share and Class E preferred stock, par value $0.03 per share (collectively, the "Cardiotronics Preferred Stock"), (Cardiotronics Common Stock and Cardiotronics Preferred Stock being sometimes collectively referred to herein as "Cardiotronics Capital Stock") then held in the treasury of Cardiotronics shall be canceled and retired.

                    (b) Any shares of Cardiotronics Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Cardiotronics Preferred Stock to be canceled pursuant to Section 1.3(a)) shall be converted into the number of shares of Cardiotronics
          Common Stock into which they are convertible according to their rights and preferences under the Articles of
          Incorporation of  Cardiotronics.   There are outstanding no
          shares of Cardiotronics Class B Preferred Stock, 2,764,622 shares of Class C Convertible Preferred Stock, 2,119,828 shares of Class D Convertible Preferred Stock and 6,680,172 shares of Class E Convertible Preferred Stock. Each share of Cardiotronics Preferred Stock is convertible into .25 shares of Cardiotronics Common Stock for a total of 2,891,155 shares of Cardiotronics Common Stock.

                    (c) Any shares of Cardiotronics Common Stock issued and outstanding immediately prior to the Effective Time,

                    INCLUDING shares of Cardiotronics Common Stock resulting from the conversion of Cardiotronics Preferred Stock pursuant to Section 1.3(b) above;

                    BUT EXCLUDING any shares of Cardiotronics Common Stock to be canceled pursuant to Section 1.3(a) above;

                    AND EXCLUDING any shares with respect to which the statutory right of dissent has been perfected, as provided in Section 1.4 below;

          shall be exchanged for Three Dollars and Seventy-Five Cents ($3.75) per share ("Purchase Price").

               Section 1.4 DISSENTING SHARES. Each holder of shares of Cardiotronics Capital Stock who has complied with all requirements for perfecting shareholders rights of dissent, as set forth in Article 113 of the Colorado Statutes, shall be entitled to such dissenters' rights under the Colorado Statutes with respect to such shares (the "Dissenting Shares").

               Section 1.5 CARDIOTRONICS OPTIONS. At the Closing Date, each then outstanding option ("Cardiotronics
          Option") granted under the Cardiotronics 1993 Stock Option Plan, 1994 Stock Option Plan and 1995 Stock Option Plan (collectively, the "Cardiotronics Stock Option Plans"), which has an exercise price, regardless whether such option has vested or is exercisable, of less than the Purchase Price shall be converted into the right to receive from Merger Sub an amount equal to the difference between the Purchase Price and the exercise price for such option; provided that such optionholder agrees to cancel in writing any remaining options. All remaining outstanding Cardiotronics Options granted under the Cardiotronics Stock Option Plans will remain outstanding.

               Section 1.6  EXCHANGE OF CERTIFICATES.

                    (a) EXCHANGE AGENT. As of the Effective Time, Ballard shall deposit, or shall cause to be deposited, with Corporate Stock Transfer or such other bank or trust company as may be designated by Ballard and is reasonably satisfactory to Cardiotronics (the "Exchange Agent"), for the benefit of the holders of shares of Cardiotronics Capital Stock, for exchange in accordance with this Article I through the Exchange Agent, cash sufficient to purchase all outstanding shares of Cardiotronics Capital Stock purchasable pursuant to Section 1.3.

                    (b)  EXCHANGE PROCEDURES.  As promptly as
          practicable after the Effective Time, Ballard shall cause the Exchange Agent to mail to each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Cardiotronics Capital Stock (the "Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and shall be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for cash. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor cash equal to that number of shares of Cardiotronics Common Stock formerly represented by such Certificate (after taking into account all shares of Cardiotronics Common Stock then held by such holder) multiplied by the Purchase Price. In the event of transfer of ownership of shares of Cardiotronics Capital Stock which transfer is not registered in the transfer records of Cardiotronics, cash equal to that number of shares of Cardiotronics Common Stock multiplied by the Purchase Price may be paid to a transferee if the Certificate representing such shares of Cardiotronics Capital Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.6, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive cash upon such surrender.

                    (c)  LOST CERTIFICATES.  Notwithstanding the
          requirements of any provision of this Section 1.6 that Certificates be deposited with or surrendered to the Exchange Agent, in the event Certificates have become destroyed, lost or stolen, in lieu of such deposit or surrender registered holders of such Certificates shall furnish to the Exchange Agent, evidence satisfactory to the Exchange Agent, in its discretion, of the ownership of and the destruction, loss or theft of such Certificates, and shall furnish to the Exchange Agent, an indemnity satisfactory to it and to Ballard, in their discretion, and shall comply with such other reasonable regulations as the Exchange Agent may prescribe.

               Section 1.7  ARTICLES OF MERGER; OTHER NECESSARY
          DOCUMENTS.   The  Board of Directors of  Cardiotronics
          shall take such actions as are necessary, as set forth in Colorado Business Corporation Act Section 7-111-104, to effectuate the Merger; including, but not limited to, causing the Articles of Merger to be filed with the Secretary of State of the State of Colorado and taking such other and further actions as may be required by the Colorado Statutes in connection with such filing and in order to consummate the Merger.

                                   ARTICLE II

            REPRESENTATIONS AND WARRANTIES OF BALLARD AND MERGER SUB

               Ballard and Merger Sub represent, warrant to, and agree with, Cardiotronics as follows:

               Section 2.1 CORPORATE ORGANIZATION. Ballard is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah, Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and each has all requisite corporate power and authority to own, operate and lease its properties and to conduct its business as it is now being conducted. Each of Ballard's significant subsidiaries (the term "significant subsidiary" being defined for purposes of this Agreement in Section 8.7) is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, and Ballard and each of its significant subsidiaries is duly qualified or licensed as a foreign corporation in each other jurisdiction where it owns or leases substantial properties, except where the failure to be so qualified or licensed would not have a material adverse effect on the financial condition, properties or businesses of Ballard and its subsidiaries taken as a whole. Ballard has previously delivered to Cardiotronics a true and complete copy of its Articles of Incorporation and By-Laws.

               Section 2.2 AUTHORIZATION, EXECUTION AND DELIVERY. Ballard and Merger Sub each has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the other agreements and documents referred to herein to which Ballard or Merger Sub is or will be a party or a signatory (the "Ballard Ancillary Agreements") by Ballard and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by the respective Board of Directors of Ballard and Merger Sub and no other corporate proceedings on the part of Ballard are necessary to authorize the execution and delivery Agreement and the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Ballard and Merger Sub and constitutes, and upon execution and delivery thereof as contemplated by this Agreement, the Ballard Ancillary Agreements will constitute, the legal, valid and binding agreements of Ballard and Merger Sub, enforceable against Ballard and Merger Sub in accordance with its and their respective terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies ("Enforceability Exceptions"). Neither Ballard nor Merger Sub is subject to or obligated under any charter, by-law or contract provision or any note, mortgage, lease, agreement, bond, indenture, instrument, license, franchise or permit, or subject to any order, judgment, injunction, writ or decree, which would be breached or violated by its executing or carrying out of this Agreement, except for breaches or violations, if any, which individually or in the aggregate would not have a material adverse effect on the financial condition, properties or businesses of Ballard and its subsidiaries taken as a whole. Other than in connection with or in compliance with the provisions and requirements of the Colorado Statutes, the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the NYSE and the securities or blue sky laws of the various states, no authorization, consent or approval of, or filing with, any public body or governmental authority is necessary for the consummation by Ballard or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings, the failure to obtain or make which would not have a material adverse effect on the financial condition, properties or businesses of Ballard and its subsidiaries taken as a whole.

               Section 2.3 REPORTS; ACCURACY OF INFORMATION. Ballard has previously furnished to Cardiotronics true and complete copies of its Annual Reports on Form 10-K (including all amendments thereto) filed with the SEC for each of its fiscal years ended September 30, 1993 through September 30, 1996, inclusive, and a true and complete copy of its Quarterly Reports (including all amendments thereto) on Form 10-Q filed with the SEC for each of the fiscal quarters ended December 31, 1995, March 31, 1996 and June 30, 1996 (the "Ballard Reports"). Each of the balance sheets included in the Ballard Reports, as finally amended (including any related notes and schedules), fairly presents the consolidated financial position of Ballard as of its date and the other financial statements included in the Ballard Reports, as finally amended (including any related notes and schedules), fairly present the consolidated results of operations or other information included therein of Ballard for the periods or as of the dates therein set forth, subject, where appropriate, to normal year-end adjustments, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved (except as otherwise stated therein). Ballard also has previously furnished to Cardiotronics a true and complete copy of (i) each final prospectus and definitive proxy statement filed by Ballard with the SEC since September 30, 1996 and (ii) each report other than the Ballard Reports filed by Ballard with the SEC since September 30, 1996. None of the documents referred to in this Section 2.3 contained, as of its date, any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

               Section 2.4 ABSENCE OF CHANGES. Except as described in any document referred to in Section 2.3, since September 30, 1996, there has not been any material adverse change in the financial condition, properties or businesses of Ballard and its subsidiaries taken as a whole.

               Section 2.5 COMPLIANCE WITH LAWS. The businesses of Ballard and its subsidiaries are not being conducted in violation of any applicable law, ordinance, regulation, decree or order of any governmental entity ( Laws ), except for violations which either singly or in the aggregate do not and are not expected to have a material adverse effect on the financial condition, properties or businesses of Ballard and its subsidiaries taken as a whole.

               Section 2.6 LEGAL PROCEEDINGS. Except for matters referred to in any of the documents referred to in Section 2.3, (i) to the best of Ballard's knowledge, no material investigation or review by any governmental entity with respect to Ballard or any of its subsidiaries is pending or threatened, nor has any governmental entity indicated to Ballard an intention to conduct the same, and (ii) there is no action, suit or proceeding, pending or, to the best of Ballard's knowledge, threatened against or affecting Ballard or its subsidiaries at law or in equity, or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, which either singly or in the aggregate is likely to result in any material adverse change in the financial condition, properties or businesses of Ballard and its subsidiaries taken as a whole.

                                   ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF CARDIOTRONICS

               Except as set forth in the Disclosure Memorandum to the Merger Agreement, dated as of the Closing Date
          ("Cardiotronics Disclosure Memorandum"), Cardiotronics represents, warrants to, and agrees with, Ballard and Merger Sub as follows:

               Section 3.1 CORPORATE ORGANIZATION. Cardiotronics is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and is duly qualified or licensed as a foreign corporation in each other jurisdiction where it owns or leases substantial properties, except where the failure to be so qualified or licensed would not have a material adverse effect on the financial condition, properties or businesses of Cardiotronics and its subsidiaries taken as a whole ("Cardiotronics' Business"). Cardiotronics has one subsidiary, R2 Medical Systems, Inc. (R2"), which is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and is duly qualified or licensed as a foreign corporation in each other jurisdiction where it owns or leases substantial properties, except where the failure to be so qualified or licensed would not have a material adverse effect on the financial condition, properties or businesses of Cardiotronics and its subsidiary taken as a whole. Cardiotronics has no subsidiaries other than R2. Cardiotronics has no interest, direct or indirect, and has no commitment to purchase any interest, direct or indirect, in any other corporation (except R2) or in any partnership, joint venture or other business enterprise or entity. Cardiotronics and its subsidiary have the requisite corporate power and authority to carry on their respective business as it is now being conducted. Cardiotronics has previously delivered to Ballard a true and complete copy of its Certificate of Incorporation and By-Laws.

               Section 3.2 CAPITALIZATION. The authorized capital stock of Cardiotronics consists of 100,000,000 shares of Cardiotronics Common Stock, of which 476,686 shares were outstanding on November 27, 1996, and 40,000,000 shares of Preferred Stock, par value $0.03 per share ("Cardiotronics Preferred Stock"), of which 0 shares of Class B Preferred Stock ( Cardiotronics Class B Preferred Stock ), 2,764,622 shares of Class C Convertible Preferred Stock ("Cardiotronics Class C Preferred Stock"), 2,119,828 shares of Class D Convertible Preferred Stock ("Cardiotronics Class D Preferred Stock") and 6,680,172 shares of Class E Convertible Preferred Stock ("Cardiotronics Class E Preferred Stock") were outstanding on November 27, 1996. As of November 27, 1996, each share of Cardiotronics Preferred Stock is convertible into .25 shares of Cardiotronics Common Stock for a total of 2,891,155 shares of Cardiotronics Common Stock. All of the outstanding shares of Cardiotronics Common Stock and Cardiotronics Preferred Stock have been validly issued and are fully paid and nonassessable. The issuance and sale of all Cardiotronics Capital Stock has been in full compliance with all applicable federal and state securities laws. As of November 27, 1996, Cardiotronics had reserved up to 11,973,369 authorized but unissued shares of Cardiotronics Common Stock for issuance: (i) pursuant to outstanding options under the Cardiotronics 1993 Stock Option Plan, (ii) pursuant to outstanding options under the Cardiotronics 1994 Stock Option Plan, (iii) pursuant to outstanding options under the Cardiotronics 1995 Stock Option Plan, (iv) pursuant to outstanding underwriter's warrants, (v) pursuant to options granted to key employees under their employment agreements and (vi) upon conversion of the Cardiotronics Preferred Stock. Except as set forth above, Cardiotronics does not have any shares of its capital stock issued or outstanding. Except for options to purchase and rights to acquire shares of Cardiotronics Common Stock granted pursuant to the stock option plans referred to above, outstanding warrants, options granted pursuant to employment agreements and rights to acquire shares of Cardiotronics Common Stock upon conversion of Cardiotronics Preferred Stock (all of the shares of Cardiotronics Common Stock issuable pursuant to the foregoing being included in the aggregate number of shares reserved for issuance as of November 27, 1996, as set forth above), Cardiotronics does not have any outstanding subscriptions, options, warrants, rights or other agreements or commitments obligating Cardiotronics to issue shares of its capital stock and there is no authorized or outstanding security of any kind convertible into or exchangeable for any Cardiotronics capital stock or securities. All of the shares of Cardiotronics' subsidiary, R2, have been validly issued, are fully paid and nonassessable and are owned free and clear of all liens, charges, claims and encumbrances.

               Section 3.3 AUTHORIZATION, EXECUTION AND DELIVERY. Cardiotronics has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the other agreements and documents referred to herein to which Cardiotronics is or will be a party or a signatory (the "Cardiotronics Ancillary Agreements") and the consummation of the transactions contemplated hereby have been duly authorized by its Board of Directors and, no other corporate proceedings on the part of Cardiotronics are necessary to authorize this Agreement and the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Cardiotronics and constitutes, and upon execution and delivery thereof as contemplated by this Agreement, the Cardiotronics Ancillary Agreements will constitute, the legal, valid and binding agreements of Cardiotronics, enforceable against Cardiotronics in accordance with its and their respective terms, subject to the Enforceability Exceptions. Cardiotronics is not subject to or obligated under any charter, by- law or contract provision or any note, mortgage, lease, agreement, bond, indenture, instrument, license, franchise or permit, or subject to any order, judgment, injunction, writ or decree, which would be breached or violated by its executing or carrying out this Agreement except for breaches or violations, if any, which individually and in the aggregate would not have a material adverse effect on Cardiotronics' Business. Other than in connection with or in compliance with the provisions and requirements of the Colorado Statutes, the Securities Act, the Exchange Act, the Nasdaq SmallCap Market and the securities or blue sky laws of the various states, no authorization, consent or approval of, or filing with, any public body or governmental authority is necessary for the consummation by Cardiotronics of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings, the failure to obtain or make which would not have a material adverse effect on Cardiotronics' Business.

               Section 3.4 REPORT, ACCURACY OF INFORMATION. Cardiotronics has previously furnished to Ballard true and complete copies of its Annual Reports on Form 10-K (including all amendments thereto) filed with the SEC for each of its fiscal years ended December 31, 1993 through December 31, 1995, inclusive, and a true and complete copy of its Quarterly Reports (including all amendments thereto) on Form 10-Q filed with the SEC for each of the fiscal quarters ended March 31, 1996, June 30, 1996, and September 30, 1996 (the "Cardiotronics Reports"). Each of the balance sheets included in the Cardiotronics Reports, as finally amended (including any related notes and schedules), fairly presents the consolidated financial position of Cardiotronics as of its date and the other financial statements included in the Cardiotronics Reports, as finally amended (including any related notes and schedules), fairly present the consolidated results of operations or other information included therein of Cardiotronics for the periods or as of the dates therein set forth, subject, where appropriate, to normal year-end adjustments, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved (except as otherwise stated therein). Cardiotronics has also previously furnished to Ballard a true and complete copy of
          (i) each final prospectus and definitive proxy statement filed by Cardiotronics or any of its significant subsidiaries with the SEC since December 31, 1995, and (ii) each report other than the Cardiotronics Reports filed by Cardiotronics with the SEC since December 31, 1995. None of the documents referred to in this Section 3.4 contained, as of its date, any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

               Section 3.5  LIABILITIES.

                    (a) As of September 30, 1996, Cardiotronics did not have any liabilities or obligations of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), in excess of $10,000 in any single instance and $25,000 in the aggregate (including without limitation any tax liabilities or deferred tax liabilities, or any other debts, liabilities, or obligations relating to or arising out of any act, omission, transaction, circumstance, sale of goods or services, state of facts, or other condition which occurred on or before September 30, 1996, whether or not then known, due, or payable), which were not accurately and fully reflected or reserved against in accordance with generally accepted accounting principles in the September 30, 1996 Balance Sheet included in Cardiotronics' Form 10-Q for the quarter ending September 30, 1996.

                    (b) As of December 31, 1995, Cardiotronics did not have any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise and whether due or to become due), in excess of $10,000 in any single instance and $25,000 in the aggregate (including without limitation any tax liabilities or deferred tax liabilities, or any other debts, liabilities, or obligations relating to or arising out of any act, omission, transaction, circumstance, sale of goods or services, state of facts, or other condition which occurred on or before December 31, 1995, whether or not then known, due, or payable), which were not accurately and fully reflected or reserved against in the December 31, 1995 Balance Sheet included in Cardiotronics' Form 10-K for the year ending December 31, 1995.

                    (c)  All of Cardiotronics' liabilities and
          obligations of any nature whatsoever (whether absolute, accrued, contingent, or otherwise and whether due or to become due), arising after September 30, 1996 and in excess of $10,000 in any single instance and $25,000 in the aggregate, as of October 31, 1996 are itemized in the Cardiotronics Disclosure Memorandum, including the name, telephone number, and address of the creditor, the nature of the obligation, and the balance owed.

               Section 3.6  CERTAIN ASSET LISTINGS AND DESCRIPTIONS.

                    (a) The Cardiotronics Disclosure Memorandum sets forth an accurate and complete list and description, as of the Closing Date, of all real property in which Cardiotronics has a leasehold or other interest or which is used by Cardiotronics in connection with the operation of its business, together with a description of each lease, sublease, license, or any other instrument under which Cardiotronics claims or holds such leasehold or other interest or right to the use thereof or pursuant to which Cardiotronics has assigned, sublet or granted any rights therein, identifying the parties thereto, the rental or other payment terms, expiration date and cancellation and renewal terms thereof. Cardiotronics has previously delivered to Ballard true and complete copies of all such leases, subleases, licenses and other instruments.

                    (b)  The Cardiotronics Disclosure Memorandum
          contains an accurate and complete list and description, as of November 30, 1996, of all machinery, tools, equipment, motor vehicles, rolling stock and other tangible personal property (except for individual items having a book value of less than $5,000 or which do not, in the aggregate, have a total book value of more than $10,000), setting forth with respect to all such listed property a summary description of all leases, liens, claims, encumbrances, charges, restrictions, covenants and conditions relating thereto identifying the parties thereto, the rental or other payment terms, expiration date and cancellation and renewal terms thereof.

                    (c) Cardiotronics has delivered to Ballard an accurate and complete list and description, as of December 6, 1996, of Cardiotronics' inventory of finished goods, semi-finished goods, work in process, and raw materials.

               Section 3.7 Absence of Changes or Events. Except as described in any document referred to in Section 3.4, since December 31, 1995 Cardiotronics has conducted its business only in the ordinary course, and there has not been:

                    (a)  Any material adverse change in Cardiotronics'
          Business;

                    (b)  Any material loss (whether by damage or
          destruction, in the nature of a casualty loss or otherwise, and whether covered by insurance or not), affecting any tangible property or asset or any intangible assets of Cardiotronics;

                    (c)  Any entering into of  any collective
          bargaining or other labor agreement, or any actual or, to the best knowledge of Cardiotronics, any threatened strike or other labor trouble or dispute which materially affects or might materially affect the condition (financial or otherwise), properties, business, operations or prospects of Cardiotronics, nor has there been any labor union organizing activity;

                    (d)  Any loss or, to the best knowledge of
          Cardiotronics, any threatened loss of any permit, license, qualification, special charter or certificate of authority held or enjoyed or formerly held or enjoyed by Cardiotronics which loss has had or upon occurrence would have a material adverse effect on the condition (financial or otherwise), properties, business, operations or prospects of Cardiotronics;

                    (e) The adoption or rescission of any statute, regulation, order, ordinance or other law, which materially adversely affects the condition (financial or otherwise), properties, business, operations or prospects of Cardiotronics;

                    (f) Any material indebtedness, liability or obligation (whether absolute, accrued, contingent or otherwise) incurred by Cardiotronics or any transaction entered into by Cardiotronics, other than in the ordinary course of business and consistent with past practice, or any guarantee by Cardiotronics of any indebtedness, liability or obligation of any other person;

                    (g) Any declaration, setting aside or payment of any dividend or other distribution in respect of any of the capital stock or other securities of Cardiotronics;

                    (h) Any material obligation, liability, lien or encumbrance paid, discharged or satisfied by or on behalf of Cardiotronics other than current liabilities reflected on the December 31, 1995 Balance Sheet and current liabilities incurred since December 31, 1995 in the ordinary course of business and consistent with past practices;

                    (i) Any material mortgage, lien, pledge, charge or encumbrance affecting the properties of Cardiotronics (except liens for current property taxes not yet due and payable) created, suffered or assumed by or on behalf of Cardiotronics;

                    (j) Any sale, transfer or other disposition of any material tangible asset of Cardiotronics or any cancellation or compromise of any debt to or claim of Cardiotronics, except in the ordinary course of business and consistent with past practice, nor has there been any disposition of any of Cardiotronics' material intangible or intellectual properties, assets or rights, nor has there been any waiver or cancellation of any right of substantial value;

                    (k) Any loan made or increased by Cardiotronics, including any loan to any officer, director, employee or agent of Cardiotronics or to any member of any of their families;

                    (l) Any material capital expenditure, addition or improvement made or committed to be made by or on behalf of Cardiotronics;

                    (m)  Any material failure on the part of
          Cardiotronics to operate in the ordinary course so as to preserve its Business organization intact, to retain the services of its employees and to preserve its goodwill and relationships with customers, suppliers, creditors and others having business relationships with it;

                    (n) Any material write-off as uncollectible of any notes or accounts receivable, or any portions thereof;

                    (o)  Any material failure to maintain the
          financial books and records of Cardiotronics in the usual, regular and ordinary manner and in accordance with good business practice or any material change in any accounting principle or practice of Cardiotronics;

                    (p)  Any notice received by Cardiotronics of
          termination of any material contract, lease, or other agreement;

                    (q) Any change by Cardiotronics in its banking or safe deposit arrangements;

                    (r) Any institution, settlement, or agreement to settle, any litigation, action, or proceeding before any court or governmental body relating to Cardiotronics' Business or assets which would have a material adverse effect on the business, operations or financial condition of Cardiotronics;

                    (s)  Any material failure to replenish
          Cardiotronics' inventories and supplies in a normal and customary manner consistent with its prior practice and prudent business practices; nor has there been any purchase commitment in excess of the normal, ordinary, and usual requirements of Cardiotronics' Business; nor has there been any change in Cardiotronics' selling, pricing, advertising, or personnel practices inconsistent with prior practice and prudent business practices; or

                    (t) Any agreement or commitment by Cardiotronics to do any of the foregoing items set forth in paragraphs
          (c), (f), (g), (h), (i), (j), (k), (l), (n), (q), (r) or
          (s).

               Section 3.8  TITLE TO ASSETS AND PROPERTIES; CONDITION.

                    (a) Cardiotronics owns or leases or otherwise has the right to use all of its assets and properties, which are presently being used in or are reasonably necessary to carry on its business and operations as presently conducted, and such assets, properties and agreements are all of the assets, properties and agreements which are used in or are reasonably necessary to carry on its business and operations as presently conducted. All assets and properties leased or owned are located in Cardiotronics' offices in Carlsbad, California.

                    (b)  Each lease or agreement under which
          Cardiotronics is a lessee of any property, real or personal, owned by a third party is a valid and continuing agreement without any default of Cardiotronics thereunder or, to the best knowledge of Cardiotronics, of the other party thereto, and this Agreement and the consummation of the transactions contemplated hereby will not cause any default under any such lease or agreement.

                    (c) Cardiotronics has good and marketable title to all property and assets which it owns, free and clear of all mortgages, liens, pledges, charges, claims, encumbrances or restrictions of any kind whatsoever (whether accrued, absolute, contingent, or otherwise), except liens for current property taxes not yet due and payable and liens that do not materially interfere with the ability of Cardiotronics to conduct its business or qualify as material liens.

                    (d) Cardiotronics has not received any notice of violation of any regulation, ordinance, law, order or other requirement relating to the property, real or personal, or Cardiotronics' Business. Cardiotronics is unaware of any changes in any such regulation, ordinance, law, order or other requirement affecting any such property or any condemnation proceeding, pending or threatened, which might prohibit Cardiotronics from continuing its present use of such property or from using such property for the purpose for which it was acquired, or which might curtail or interfere with the present or proposed use of such property.

                    (e)  The furniture, fixtures, leaseholds,
          equipment and other personal property of Cardiotronics are in good operating condition and repair.

               Section 3.9 ACCOUNTS RECEIVABLES. The Cardiotronics Disclosure Memorandum contains an accurate and complete list of all receivables of Cardiotronics as of December 6, 1996. All receivables of Cardiotronics (including accounts receivable, loans receivable, and advances) have arisen from and represent arms- length, bona fide transactions made in the ordinary course of business. The receivables of Cardiotronics are good and collectible (net of applicable reserve for bad debts).

               Section 3.10 TAXES. Cardiotronics has filed all federal Tax returns and all state and foreign tax returns required to be filed, and has paid, or has made adequate provision or set up an adequate accrual or reserve for the payment of, all Taxes required to be paid in respect of all periods for which returns have been made or are due, and has established an adequate accrual or reserve for the payment of all Taxes payable in respect of the period subsequent to the last of said periods required to be so accrued or reserved (except in either case in an amount not material), and in its opinion it has no material liability for Taxes in excess of the amount so paid or accruals or reserves so established. Cardiotronics is not delinquent in the payment of any material Tax and is not delinquent in the filing of any Tax returns, and no material deficiencies for any Tax have been threatened, claimed, proposed or assessed. The Cardiotronics U.S., state and foreign income tax returns, respectively, have never been audited by the Internal Revenue Service or comparable state or foreign agencies.
          For the purposes of this Agreement (except for purposes of the preceding sentence), the term "Tax" shall include all federal, state, local, foreign, income, gains, franchise, excise, property, sales, use, license, payroll, occupation, recording, value added or transfer taxes, governmental charges, fees, levies or assessments (whether payable directly or by withholding), and includes, with respect to such taxes, any estimated tax, interest and penalties or additions to tax and interest on such penalties and additions to tax.

               Section 3.11  COMPLIANCE WITH LAWS.

                    (a)  The Business of Cardiotronics and its
          subsidiary are not being conducted in violation of any applicable Laws, except for violations which either singly or in the aggregate do not and are not expected to have a material adverse effect on Cardiotronics' Business.

                    (b) Cardiotronics is in material compliance with all Federal, state and local laws and regulations regarding the release of toxic or hazardous materials or other pollutants or contaminants (together "Hazardous Substances") into the atmosphere or the generation, storage or treatment of Hazardous Substances, and there are no Hazardous Substances in the buildings or soil on, or in the ground water under, any properties which are owned or leased by Cardiotronics which could result in an obligation of Cardiotronics to remedy the condition. There is no other liability of Cardiotronics under any Federal, state or local law or regulation relating to the environment.

               Section 3.12 LEGAL PROCEEDINGS. Except for matters referred to in any of the documents referred to in Section 3.4, (i) no material investigation or review by any governmental entity with respect to Cardiotronics or any of its subsidiaries is pending or, to the best knowledge of Cardiotronics, threatened, nor has any governmental entity indicated to Cardiotronics an intention to conduct the same, and (ii) there is no action, suit or proceeding pending or, to the best knowledge of Cardiotronics, threatened against or affecting Cardiotronics or its subsidiaries at law or in equity, or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, which either singly or in the aggregate is likely to result in any material adverse change in Cardiotronics' Business.

               Section 3.13  AGREEMENTS WITH EMPLOYEES.

                    (a)  The Cardiotronics Disclosure Memorandum
          contains a list of (i) all written employment agreements, commission plans, bonus plans and all material unwritten employment agreements with any employee or agent of Cardiotronics, and the total compensation (separately stating salary and bonus or other compensation) payable to each of them, including the fringe benefits (other than those made available to employees generally) provided to each of them, (ii) all officers and directors of Cardiotronics and the total compensation (separately stating salary and bonus) paid to each of them in 1995 and payable to each of them in 1996, including the fringe benefits (other than those made available to employees generally) provided to each of them, (iii) a list of each present and former employee of Cardiotronics paid in excess of $30,000 during the year ended December 31, 1995; and any employee of Cardiotronics paid in excess of $30,000 on an annualized basis after December 31, 1995, and the job description or title and the total compensation of each such employee, and
          (iv) all employee handbooks, brochures or booklets setting forth the employment policies or practices of Cardiotronics.

                    (b)  Cardiotronics is not in default in any
          material respect with respect to its payment or benefit obligations to its employees.

                    (c) A listing of departments of Cardiotronics, including employee job classifications, numbers of employees and compensation ranges is referenced in the Cardiotronics Disclosure Memorandum.

                    (d) Cardiotronics has no contract or collective bargaining agreement with any union. None of the employees of Cardiotronics are members of any union.

                    (e) There is no employee of Cardiotronics who cannot be dismissed upon receiving reasonable notice of termination.

                    (f) Cardiotronics has withheld from payments to employees all Taxes (as defined in Section 3.10) and other deductions required to be withheld under federal, state, and local law, and has timely paid and remitted such amounts (together with required employer contributions in respect thereof) to the appropriate authorities.

               Section 3.14  EMPLOYEE BENEFIT PLANS.

                    (a) For purposes of this Section 3.14, the term "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the terms "employee welfare benefit plan" and "employee pension benefit plan" have the meanings set forth in ERISA Section 3(1) and 3(2), respectively.

                    (b)  Cardiotronics has never maintained or
          participated in any profit sharing (defined contribution) plan or in any employee welfare benefit plan or employee pension benefit plan.

                    (c) No employee of Cardiotronics participates in, and Cardiotronics does not participate in or contribute to, a multi-employer plan (as defined in Section 3(37) of ERISA).

                    (d) Cardiotronics is not a member of a controlled group of corporations (as defined in Section 414(b) of the Code) or under common control (as defined in Section 414(c) of the Code) with any other trade or business (whether or not incorporated).

               Section 3.15  Licenses, Patents, Trademarks, Etc.

                    (a) The Cardiotronics Disclosure Memorandum sets forth an accurate and complete list, as of the Closing Date, of all permits, franchises, approvals, authorizations, consents, licenses, identification numbers, accreditations and registrations ("Licenses"), if any, issued or granted to, or held by Cardiotronics or any affiliate of Cardiotronics, and indicating the person or entity to which any such License was issued. All such Licenses are valid and in full force and effect, no proceedings or actions with respect to the suspension, cancellation or any other aspect of any of them is pending or, to the best knowledge of Cardiotronics, threatened, and no basis exists therefor and the transactions contemplated hereby will not affect such Licenses.

                    (b) The Cardiotronics Disclosure Memorandum sets forth an accurate and complete list, as of the Closing Date, of all domestic and foreign patents, patent and know-how licenses, trade names, trademark and service mark registrations, common law trademarks, copyright registrations, copyrights, and applications for any of the foregoing ("Intellectual Properties"), owned or used in the conduct of the Business of Cardiotronics, specifying the jurisdiction in or by which such Intellectual Properties have been registered, filed or issued. All Intellectual Properties are valid.

                    (c) Cardiotronics has all Licenses and owns, or possesses adequate rights to use, all Intellectual Properties and all inventions, technology, processes, products, designs, computer programs, know-how, trade secrets and formulae necessary to conduct its Business and there are no actual or, to the best knowledge of Cardiotronics, threatened claims, assertions or litigation (nor to the best knowledge of Cardiotronics is there any basis therefor) relating to Cardiotronics' ability to use the foregoing. There are no pending, and to the best of knowledge of Cardiotronics knowledge, no threatened interferences or oppositions involving any patents or patent applications of Cardiotronics. Cardiotronics is not infringing upon or otherwise violating the rights of any third party with respect to any of Cardiotronics' products. Cardiotronics has not received any written claim or notice alleging any such infringement or violation. No proceedings have been instituted against Cardiotronics, nor, to the best knowledge of Cardiotronics, are any proceedings threatened alleging any such infringement or violation. Cardiotronics does not know of any basis for any such proceeding or claim. There is no infringement claim or other adverse judgment or order against Cardiotronics with respect to any of the foregoing. There are no material infringements of any Cardiotronics Intellectual Properties.

                    (d) Cardiotronics has not received any claim that any employee affiliated with Cardiotronics has, in respect of his or her activities to date, violated any of the terms or conditions of an employment contract with any third party, or disclosed or utilized any trade secrets or proprietary information or documentation of any third party, or interfered in the employment relationship between any third party and any of its employees.

                    (e) Cardiotronics has taken reasonable measures to maintain the confidentiality of its processes and formulas, research and development results, and other know-how, the value of which is dependent upon the maintenance of the confidentiality thereof.

                    (f) Cardiotronics owns all of the technology, patents, trade secrets, and other intellectual properties and assets it received in the merger transaction with R2, and R2 owns all of its technology, patents, trade secrets, and other intellectual properties and assets, free and clear of any liens, valid claims, encumbrances, or title defects whatsoever.

               Section 3.16  CONTRACTS, AGREEMENTS, ETC.

                    (a) Except as set forth and briefly described in the Cardiotronics Disclosure Memorandum, Cardiotronics is not a party to, or bound by, any material contract, agreement, understanding, commitment or engagement. Other than purchase and sales orders entered into in the ordinary course of business, the Cardiotronics Disclosure Memorandum lists and describes any and all contracts, agreements, commitments and engagements material to Cardiotronics (the "Contracts"), as of the Closing Date, including without limitation all (i) supply and service contracts to which Cardiotronics is a party as vendor or vendee, (ii) contracts for the purchase or lease of capital equipment, (iii) consulting contracts and agreements, (iv) OEM contracts, (v) employee health and welfare, pension, bonus, life, hospitalization or other insurance, medical, deferred or incentive compensation, profit sharing, loan and other employee benefit plans or arrangements, (vi) contracts or agreements regarding credit or borrowed money, (vii) guaranties, (viii) letters of credit, (ix) surety and indemnification agreements, (x) confidentiality agreements,
          (xi) covenants not to compete, (xii) leases of real property, as lessor or lessee, (xiii) leases of personal property, as lessor or lessee, (xiv) all contracts and agreements regarding Licenses and Intellectual Properties,
          (xv) all agreements or commitments regarding debts and equity securities of Cardiotronics and any interest therein,
          (xvi) all contracts and agreements regarding the distribution or payment of profits or dividends, (xvii) all contracts and agreements regarding the allocation or sharing of Taxes or otherwise with respect to Taxes, (xviii) all agreements regarding financial, Cardiotronics or advisory services to be rendered by or for Cardiotronics, (xix) all contracts regarding product distribution, (xx) all contracts and agreements involving more than $20,000, and (xxi) any contract or agreement not entered into in the ordinary course of business.

                    (b) All such Contracts are valid and binding obligations of Cardiotronics and in full force and effect as of the Closing Date, and no breach or default (or event or condition, which after notice or lapse of time, or both would constitute a breach or default) by Cardiotronics or, to the best knowledge of Cardiotronics, any other party thereto exists with respect thereto, and this Agreement and the transactions contemplated hereby will not cause any breach or default thereof.

               Section 3.17 CUSTOMERS. The Cardiotronics Disclosure Memorandum contains an accurate and complete list of the fifty largest customers of Cardiotronics for the calendar year 1995 and through the first ten months of 1996, including the revenues from such customers for those reporting periods.

               Section 3.18 INSURANCE. The Cardiotronics Disclosure Memorandum contains an accurate and complete list and brief description (including policy number, nature of coverage, limits, deductibles, premiums, carriers and effective and termination dates) of all policies of insurance in effect as of the Closing Date with respect to Cardiotronics. All such policies are in full force and effect. Cardiotronics has not been denied any insurance or indemnity bond and no insurance carrier has canceled or reduced any insurance coverage of Cardiotronics. Cardiotronics has not received any written notice from any insurer or agent of any intent to cancel or reduce any insurance coverage or that any substantial improvement or other expenditure with respect to any insured property is necessary in order to continue such insurance.

               Section 3.19 FEES OR COMMISSIONS. Except for the obligation to Dillon Read & Co., Inc. ( Dillon Read ) previously disclosed by Cardiotronics to Ballard, Cardiotronics, (including its officers, directors and employees), has not employed any broker, agent or finder or incurred any liability for any brokerage fees, agent's commissions or finder's fees or other similar obligations in connection with the transactions contemplated hereby.

               Section 3.20 ILLEGAL PAYMENTS. Neither Cardiotronics nor any officer, director, employee or agent of Cardiotronics, or any other person or entity on behalf of Cardiotronics, has made or authorized any payment of funds of, or relating to, Cardiotronics which is prohibited by law, and no funds of Cardiotronics have been set aside to be used for any payment prohibited by law.

               Section 3.21 POWERS OF ATTORNEY. Except for powers of attorney granted to its Intellectual Property counsel, neither Cardiotronics nor R2 have granted any powers of attorney to any entity or person.

               Section 3.22 BANK ACCOUNTS. The Cardiotronics Disclosure Memorandum contains a correct and complete list and description of all bank accounts, the balances thereof as of October 31, 1996, the persons authorized to access such accounts and to incur indebtedness on behalf of Cardiotronics and a correct and complete list of all safe deposit boxes of Cardiotronics has previously been provided to Ballard.

               Section 3.23 NO CONFLICT OF INTEREST. No present (or, to the best knowledge of Cardiotronics, former) officer or director, and no shareholder, subsidiary, affiliate or related entity thereof, has or claims to have (a) any interest in the property, real or personal, tangible or intangible, including without limitation, Intellectual Properties, Licenses, inventions, technology, processes, designs, computer programs, knowhow and formulae used in or pertaining to the Business of Cardiotronics, or (b) any contract, commitment, arrangement or understanding regarding any of the foregoing. No present officer or director of Cardiotronics, and no subsidiary has any ownership or stock interest in any other enterprise, firm, corporation, trust or any other entity which is engaged in any line or lines of business which are the same as, or similar to, or competitive with, the line or lines of business of Cardiotronics. For purposes of this representation, ownership of not more than five percent of the voting stock of any publicly held corporation whose stock is listed on any recognized securities exchange or traded over the counter shall be disregarded.

               Section 3.24 FAIRNESS OPINION. Cardiotronics' Board of Directors has received from its financial advisors, Dillon Read, a written opinion addressed to it to the effect that the Purchase Price is fair to the holders of Cardiotronics Capital Stock from a financial point of view.

                                   ARTICLE IV

                           COVENANTS OF CARDIOTRONICS

               Section 4.1 CONSENTS, APPROVALS AND FILINGS.
          Cardiotronics will use commercially reasonable efforts to comply as promptly as practicable with the governmental requirements specified in Section 3.3 which are applicable to the Merger, if any, and to obtain all applicable orders of governmental and regulatory authorities referred to in
          Section 3.3.

               Section 4.2 ACCESS TO RECORDS AND PROPERTIES. Ballard may, prior to the Effective Time, through its employees, agents and representatives, make or cause to be made a detailed review of the business and financial condition of Cardiotronics, and make or cause to be made such investigation as it deems necessary or advisable of the properties, assets, businesses, books and records of Cardiotronics. Cardiotronics agrees to furnish such assistance as Ballard may reasonably request in conducting such review and investigation and will provide, and will cause its independent public accountants to provide, Ballard and its employees, agents and representatives full access to all books, records (including tax returns filed or in preparation), personnel and premises of Cardiotronics and the audit work papers and other records of its independent public accountants and shall provide to Ballard such other information concerning the business of Cardiotronics and its subsidiary as Ballard may reasonably request.

               Section 4.3 BROKERAGE. Cardiotronics will indemnify and hold Ballard harmless from any claim for brokerage or finder's or investment advisor's fees or commissions arising out of the transactions contemplated hereby by any person claiming to have been engaged by Cardiotronics.

               Section 4.4 PAYMENT OF TAXES. Cardiotronics shall pay all Taxes and other charges, incurred prior to the Effective Time, upon or against its assets, or sales or income of Cardiotronics' Business, before such Taxes or other charges become delinquent, except such Taxes or other charges incurred that result from the Merger and the summation of the transactions contemplated under this Agreement, and shall pay when due all current liabilities relating to its assets, except those Taxes, charges and liabilities being contested in good faith and for which proper reserves are being maintained, or which are not material in amount.

               Section 4.5 NOTIFICATION OF LITIGATION, CHANGES. Cardiotronics shall promptly notify Ballard in writing of the filing of any litigation, arbitration, or similar proceeding or the commencement of any dispute which could materially affect Cardiotronics or its assets or Business.

               Section 4.6 INSURANCE. Cardiotronics shall maintain insurance with good and responsible companies, including, but not limited to, general liability, product liability, workers compensation, directors and officers liability, and property damage insurance, to the extent as is customarily retained by it with respect to its assets prior to the date of this Agreement, until the Merger has been fully consummated.

                                    ARTICLE V

                              COVENANTS OF BALLARD

               Section 5.1 BROKERAGE. Ballard will indemnify and hold Cardiotronics harmless from any claim for brokerage or finder's or investment advisor's fees or commissions arising out of the transactions contemplated hereby by any person claiming to have been engaged by Ballard.

               Section 5.2 CONDUCT OF BUSINESS OF MERGER SUB. From the date of this Agreement to the Effective Time, Merger Sub shall not engage in any activities of any nature except as contemplated by this Agreement.

               Section 5.3  GUARANTEE OF MERGER SUB OBLIGATIONS.
          Ballard shall cause Merger Sub to perform in a timely manner all its obligations, and to comply with all its agreements, in this Agreement and the Articles of Merger.

               Section 5.4  EMPLOYEE BENEFIT PLANS.

                    (a) BENEFIT PLANS. After the Effective Time, Ballard shall arrange for each employee participating in any of the Benefit Plans of Cardiotronics or its subsidiary as are in effect on the date hereof to participate in any counterpart Benefit Plans of Ballard in accordance with the eligibility criteria thereof, provided that (i) such participants shall receive full credit for years of service with Cardiotronics or its subsidiary prior to the Merger for all purposes for which such service was recognized under the Benefit Plan of Cardiotronics or its subsidiary including, but not limited to, recognition of service for eligibility, vesting, and, to the extent not duplicative of benefits received under such Benefit Plan of Cardiotronics or its subsidiary, the amount of benefits, (ii) such participants shall participate in the Benefit Plans of Ballard on terms no less favorable than those offered by Ballard to similarly situated employees of Ballard; and (iii) Ballard shall cause any and all pre-existing condition limitation and eligibility waiting periods under any group health plans to be waived with respect to such participants and their eligible dependents to the extent they are already satisfied or waived.

                    (b) CHANGE IN CONTROL PROVISIONS. Ballard and Cardiotronics hereby acknowledge that the Merger and the consummation of the transactions contemplated under this Agreement will be treated as a "Change in Control" for purposes of each of the applicable Cardiotronics Benefit Plans and each applicable employment, severance or similar agreement applicable to any employee of Cardiotronics or its subsidiary (collectively, "Change in Control Agreements") and agree to abide by the provisions of any Benefit Plans and Change in Control Agreements which relate to a Change in Control, including, but not limited to, the accelerated vesting and/or payment of equity-based awards.

                                   ARTICLE VI

                                MUTUAL COVENANTS

               Section 6.1 CONFIDENTIALITY. Ballard, Merger Sub and Cardiotronics will use their best efforts to keep confidential any and all information furnished to one of them by the other or such other's subsidiaries or independent public accountants in connection with the transactions contemplated by this Agreement, and the business and financial review and investigation referred to in Section 4.2, except to the extent any such information may be generally available to the public, and Ballard, Merger Sub and Cardiotronics have instructed their respective officers, employees and other representatives having access to such information to comply with the obligation of confidentiality.

               Section 6.2 EXPENSES. Whether or not the Merger is consummated, Ballard, Merger Sub and Cardiotronics each will bear separately its own expenses incurred in connection with this Agreement or any transaction contemplated by this Agreement.

               Section 6.3 PUBLIC ANNOUNCEMENTS. Cardiotronics and Ballard agree that, recognizing that each has independent obligations with respect to the dissemination of material information to the public and to its shareholders, they will, to the maximum extent feasible, advise and confer with each other prior to the issuance of any reports, statements or releases (including reports, statements or releases to their respective employees) pertaining to this Agreement and any transaction contemplated by this Agreement.

               Section 6.4 FURTHER ASSURANCES. Each party hereto agrees to execute and deliver such instruments and take such other actions as any other party may reasonably require in order to carry out the intent of this Agreement.

                                   ARTICLE VII

                                     CLOSING

               A closing is being held at the offices of Luce, Forward, Hamilton & Scripps LLP, 600 West Broadway, Suite 2600, San Diego, California 92101, or such other place as may be mutually satisfactory to the parties. On the Closing Date such closing documents as agreed to by the parties will be executed and delivered by the parties.

                                  ARTICLE VIII

                            MISCELLANEOUS PROVISIONS

               Section 8.1 AMENDMENT AND MODIFICATION. This Agreement may not be amended, modified and supplemented with respect to any of the terms contained herein; provided, however, that this Agreement may be amended, pursuant to an amendment approved in writing by all of the parties to this Agreement and Robert S. Grimes or any subsequent independent director of Cardiotronics, with respect to any of the terms contained herein.

               Section 8.2 ASSIGNMENT; BINDING UPON SUCCESSORS AND ASSIGNS. Neither party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other party hereto. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

               Section 8.3 SURVIVAL OF PROVISIONS. The respective representations, warranties, covenants and agreements of each of the parties to this Agreement shall survive the Closing Date and the consummation of the transactions contemplated by this Agreement.

               Section 8.4 INDEMNIFICATION. After the Effective Time, Ballard and Merger Sub shall indemnify and hold harmless any person who was a director or officer of Cardiotronics at any time prior to the Effective Time and the heirs, executors and administrators of any such person, to the extent authorized or permitted by Cardiotronics' certificate of incorporation or by-laws or provided pursuant to the Colorado Revised Statutes in effect immediately prior to the Effective Time, against any liabilities, costs or expenses (including attorneys' fees) imposed upon or reasonably incurred by him or her in his or her capacity as, or arising out of his or her status as, or because of his or her having been a director or officer of Cardiotronics or any of its subsidiaries at any time prior to the Effective Time, provided that in each such case, such director or officer reasonably believed that he or she acted in the interest of Cardiotronics and did not violate his or her fiduciary duty to Cardiotronics. Such obligations shall apply to any action, suit or proceeding commenced or threatened before or after the Effective Time. To the extent available, Ballard agrees to cause the Surviving Corporation to maintain in effect for not less than three years after the Closing Date policies of directors' and officers' liability insurance comparable to those maintained by Cardiotronics with carriers comparable to Cardiotronics' existing carriers and containing terms and conditions which are no less advantageous in any material respect to the officers, directors and employees of Cardiotronics; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of two times the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount. Notwithstanding the above, neither Ballard nor Merger Sub will have any indemnity liability under this Section 8.4 with respect to any claim, lawsuit or proceeding brought or commenced by or on behalf of any "affiliates" of Cardiotronics within the meaning of Rule 145 promulgated by the SEC under the Securities Act, including, but not limited to, all officers and directors of Cardiotronics.

               Section 8.5 COUNTERPARTS; FACSIMILE SIGNATURE. This Agreement may be executed in one or more counterparts, any of which counterparts may be executed by facsimile signatures, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

               Section 8.6  NOTICES.  All notices and other
          communications hereunder shall be in writing and shall be deemed given if delivered by hand or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and shall be deemed given on the date on which so hand-delivered or on the third business day following the date on which so mailed:

               If to Ballard or Merger Sub:

                    Ballard Medical Products
                    12050 Lone Peak Parkway
                    Draper, Utah  84020
                    Attn:  Dale H. Ballard, President

               with a copy to:

                    Paul Hess, Esq.
                    General Counsel
                    Ballard Medical Products
                    12050 Lone Peak Parkway
                    Draper, Utah  84020

               If to Cardiotronics:

                    Cardiotronics Systems, Inc.
                    5966 La Place Court
                    Carlsbad, California 92008
                    Attn:  Ronald R. Bromfield, President and CEO

               with a copy to:

                    Luce, Forward, Hamilton & Scripps LLP
                    600 West Broadway, Suite 2600
                    San Diego, California 2101-3391
                    Attn:   Dennis J. Doucette, Esq.

               Section 8.7 SUBSIDIARIES. When a reference is made in this Agreement to subsidiaries of Ballard, the word "subsidiaries" means any corporations of which more than 50% of their outstanding voting securities are directly or indirectly owned by Ballard (as the case may be). When a reference is made in this Agreement to significant subsidiaries of Ballard, the words "significant subsidiaries" shall refer to subsidiaries (as defined above) which constitute "significant subsidiaries" under Rule 405 promulgated by the SEC under the Securities Act. Notwithstanding anything contained herein, Cardiotronics shall not be considered a "subsidiary" or a "significant subsidiary" of Ballard.

               IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first written above.

                                             BALLARD MEDICAL PRODUCTS,
                                             a Utah corporation

                                             By:  Dale H. Ballard,
                                                  President

          ATTEST:

          E. Martin Chamberlain, Jr.
          Secretary

                                             BALLARD ACQUISITION
                                             CORPORATION,
                                             a Colorado corporation

                                             By:  Dale H. Ballard,
                                                  President

          ATTEST:

          E. Martin Chamberlain, Jr.
          Secretary

                                             CARDIOTRONICS SYSTEMS, INC.,
                                             a Colorado corporation

                                             By:  Ronald R. Bromfield,
                                                  President and CEO
          ATTEST:

          Tim J. Way, Secretary